UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

NUVEEN PENNSYLVANIA QUALITY MUNICIPAL INCOME FUND

(Name of Issuer)

PREFERRED SHARES

(Title of Class of Securities)

670972868

670972603

670972702

(CUSIP Number)

Willie J. White

Senior Counsel

Wells Fargo & Company

301 South College Street, 22nd Floor

Charlotte, NC 28202-6000

(704) 410-5082

With a copy to:

Patrick Quill

Chapman and Cutler LLP

1270 Avenue of the Americas 30th Floor

New York, NY 10020

(212) 655-2506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 670972868

CUSIP No. 670972603

CUSIP No. 670972702

1.	Names of Reporting Persons Wells Fargo & Company 41-0449260
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,045
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,045
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,045
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 670972868

CUSIP No. 670972603

CUSIP No. 670972702

1.	Names of Reporting Persons Wells Fargo Municipal Capital Strategies, LLC 45-2541449
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,045
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,045
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,045
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) 00

This Amendment No. 4 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated May 20, 2014 and filed with the SEC on May 30, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 dated July 15, 2015 and filed with the SEC on July 17, 2015 (“Amendment No. 1”), as amended by Amendment No. 2 dated September 1, 2016 and filed with the SEC on September 2, 2016 (“Amendment No. 2”) and as amended by Amendment No. 3 dated November 17, 2016 and filed with the SEC on November 21, 2016 (“Amendment No. 3”) for Wells Fargo & Company (“Wells Fargo”) and Wells Fargo Municipal Capital Strategies, LLC (“Capital Strategies”) (collectively, the “Reporting Persons”) with respect to certain preferred shares (“VMTP Shares”) of Nuveen Pennsylvania Quality Municipal Income Fund (the “Issuer”). This Amendment is being filed as a result of the amendment of the purchase agreements relating to the Reporting Persons 1,125 variable rate demand preferred shares, Series 2 (CUSIP No. 670972603) and 1,050 variable rate demand preferred shares, Series 3 (CUSIP No. 670972702) (collectively, the “VRDP Shares”) of the Issuer by means of (i) the Agreement to Transition the 2016 Special Rate Period for Series 2 Variable Rate Demand Preferred Shares of Nuveen Pennsylvania Quality Municipal Income Fund, dated as of November 16, 2017 between the Issuer and Capital Strategies and (ii) the Agreement to Extend the 2016 Special Rate Period for Series 3 Variable Rate Demand Preferred Shares of Nuveen Pennsylvania Quality Municipal Income Fund, dated as of November 16, 2017, between the Issuer and Capital Strategies.

Item 2

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

The fifth paragraph is replaced with the following:

“Wells Fargo and its subsidiaries provide banking, insurance, investments, mortgage, and consumer and commercial finance through more than 8,400 locations, 13,000 ATMs, digital (online, mobile and social), and contact centers (phone, email and correspondence), and we have offices in 42 countries and territories to support customers who conduct business in the global economy.”

Item 7 Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by inserting the following additional exhibits:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.11	Agreement to Transition the 2016 Special Rate Period for Series 2 Variable Rate Demand Preferred Shares of Nuveen Pennsylvania Quality Municipal Income Fund, dated as of November 16, 2017

99.12	Agreement to Extend the 2016 Special Rate Period for Series 3 Variable Rate Demand Preferred Shares of Nuveen Pennsylvania Quality Municipal Income Fund, dated as of November 16, 2017

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2017

WELLS FARGO & COMPANY

By:	/s/ Michael Choquette
Name:	Michael Choquette
Title:	Designated Signer

WELLS FARGO MUNICIPAL CAPITAL STRATEGIES, LLC

By:	/s/ Adam Joseph
Name:	Adam Joseph
Title:	President

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.11	Agreement to Transition the 2016 Special Rate Period for Series 2 Variable Rate Demand Preferred Shares of Nuveen Pennsylvania Quality Municipal Income Fund, dated as of November 16, 2017

99.12	Agreement to Extend the 2016 Special Rate Period for Series 3 Variable Rate Demand Preferred Shares of Nuveen Pennsylvania Quality Municipal Income Fund, dated as of November 16, 2017

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo & Company. The business address of each of the executive officers and directors of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with Wells Fargo & Company	Principal Occupation
Timothy J. Sloan	Chief Executive Officer and President ; Director	Chief Executive Officer of Wells Fargo & Company

Hope A. Hardison[1]	Senior Executive Vice President and Chief Administrative Officer	Chief Administrative Officer of Wells Fargo & Company

Richard D. Levy	Executive Vice President and Controller	Controller of Wells Fargo & Company

Michael J. Loughlin	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo

Mary T. Mack	Senior Executive Vice President (Community Banking)	Head of Community Banking

Avid Modjtabai	Senior Executive Vice President (Payments, Virtual Solutions and Innovation)	Head of Payments, Virtual Solutions and Innovation of Wells Fargo & Company

C. Allen Parker	Senior Executive Vice President and General Counsel	General Counsel of Wells Fargo & Company

Perry G. Pelos	Senior Executive Vice President (Wholesale Banking)	Head of Wholesale Banking

John R. Shrewsberry	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo & Company

Jonathan G. Weiss	Senior Executive Vice President (Wealth and Investment Management)	Head of Wealth and Investment Management of Wells Fargo

John D. Baker II	Director	Executive Chairman and Director of FRP Holdings, Inc.

[1]	Hope A. Hardison is a dual citizen of the U.S. and Germany.

John S. Chen	Director	Executive Chairman and Chief Executive Officer of BlackBerry Limited

Lloyd H. Dean	Director	President, CEO and Director of Dignity Health

Elizabeth A. Duke	Vice Chairman, Director	Former member of the Federal Reserve Board of Governors

Enrique Hernandez, Jr.	Director	Chairman, President, CEO and Director of Inter-Con Security Systems, Inc.

Donald M. James	Director	Retired Chairman and CEO of Vulcan Materials Company

Cynthia H. Milligan	Director	Dean Emeritus, College of Business Administration at University of Nebraska – Lincoln

Karen B. Peetz	Director	Retired President, Bank of New York Mellon Corp.

Federico F. Peña	Director	Senior Advisor of Colorado Impact Fund

Juan A. Pujadas	Director	Retired Principal, PricewaterhouseCoopers, LLP, and former Vice Chairman, Global Advisory Services, PwC International

James H. Quigley	Director	CEO Emeritus and Retired Partner of Deloitte

Stephen W. Sanger	Chairman, Director	Retired Chairman, CEO of General Mills, Inc.

Ronald L. Sargent	Director	Retired Chairman, CEO of Staples, Inc.

Susan G. Swenson	Director	Chairman and Chief Executive Officer of Inseego Corp.

Suzanne M. Vautrinot	Director	President of Kilovolt Consulting Inc.

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo Municipal Capital Strategies, LLC. The business address of each of the executive officers and directors of Wells Fargo Municipal Capital Strategies, LLC is 375 Park Avenue, New York, New York 10152.

Name	Position with Wells Fargo Municipal Capital Strategies, LLC	Business Address	Principal Occupation
Matthew Antunes	Vice President	375 Park Avenue New York, NY 10152	Director at Wells Fargo Bank, NA

Kristina Eng	Vice President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Daniel George	Senior Vice President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Bernardo Ramos	Senior Vice President; Manager	375 Park Avenue New York, NY 10152	Regional Vice President of Government and Institutional Banking at Wells Fargo Bank, NA

Adam Joseph	President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA (Head of Public Finance Capital Strategies)

Phillip Smith	Executive Vice President; Manager	301 S College St, Charlotte, NC 28202	Head of Municipal Products and Government and Institutional Banking

Jay Veenker	Treasurer	600 S. 4th Street, 11th Floor, Minneapolis, MN 55415	Finance Manager at Wells Fargo Bank, NA

Lauren Locke	Manager	550 S Tryon St, Charlotte, NC 28202	Chief Administrative Officer at Wells Fargo Bank, NA

Bruce Mattaway	Manager	375 Park Avenue New York, NY 10152	Senior Vice President and Government Loan Supervisor at Wells Fargo Bank, NA

Karl Pfeil	Manager	375 Park Avenue New York, NY 10152	Senior Vice President at Wells Fargo Bank, NA (Government and Institutional Banking)

Richard Reid	Manager	550 S Tryon St, Charlotte, NC 28202	Director at Wells Fargo Bank, NA

Patrice DeCorrevont	Manager	10 S Wacker Dr, Chicago, IL 60606	Managing Director at Wells Fargo Bank, NA

Deanna Ernst	Secretary	301 S College St, Charlotte, NC 28202	Paralegal at Wells Fargo Bank, NA

SCHEDULE II

LITIGATION SCHEDULE

ASSET-BACKED COMMERCIAL PAPER INVESTIGATION On August 14, 2012, the SEC entered a settled administrative order against Wells Fargo Brokerage Services LLC (n/k/a Wells Fargo Securities, LLC) and a former sales representative concerning alleged sales practice and suitability issues related to certain 2007 sales of three asset-backed commercial paper products to institutional and municipal purchasers. Without admitting or denying the allegations, the firm agreed to a censure, a cease-and-desist order, disgorgement of $65,000 plus prejudgment interest, and a civil penalty of $6.5 million.

FINRA SETTLEMENT On December 11, 2014, FINRA announced its settlement with ten firms, including Wells Fargo Securities, LLC, that had pitched for an investment banking role on a contemplated Toys “R” Us initial public offering in 2010. FINRA alleged that WFS violated NASD and FINRA rules by allowing its research analyst to participate in the solicitation of investment banking business and by offering favorable research coverage to induce investment banking business; and by failing to implement policies and procedures reasonably designed to prevent violations in connection with analyst public appearances. WFS neither admitted nor denied FINRA’s findings but consented to a censure and payment of a $4 million fine. The fine has been paid and the matter is fully resolved.

FINRA SETTLEMENT On November 18, 2015, FINRA announced a settlement with Wells Fargo Securities, LLC involving customer trade confirmations that inaccurately reflected the capacity in which the firm acted, e.g., principal, agent, or mixed capacity. The firm neither admitted nor denied the findings and consented to a censure and payment of a $300,000 fine. The fine has been paid and the matter is fully resolved.

SEC MCDC SETTLEMENT On February 2, 2016, the SEC announced a settlement with Wells Fargo Bank, N.A. Municipal Products Group (MPG) as part of the SEC’s Municipalities Continuing Disclosure Cooperation (MCDC) initiative. The MCDC offered defined settlement terms to underwriters and issuers of municipal securities that self-reported potential violations of Exchange Act Rule 15c2-12 regarding municipalities’ continuing disclosure requirements. Seventy-two underwriters entered into settlements under the MCDC. The SEC proposed an offer of settlement regarding eight transactions MPG had self-reported, with a penalty of $440,000, which MPG accepted.

SEC ORDER On September 22, 2014, the SEC entered an order against Wells Fargo Advisors, LLC related to the firm’s policies and procedures to prevent the misuse of material nonpublic information. The firm admitted the SEC’s findings of fact, acknowledged that its conduct violated the federal securities laws and agreed to retain an independent compliance consultant to review relevant policies and procedures, as well as the making, keeping and preserving of certain required books and records. The firm agreed to a censure, a cease and desist order and a civil penalty of $5,000,000.

CLIENT IDENTIFICATION PROGRAM On December 18, 2014, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning the Client Identification Program and the effects of using recycled client account numbers. The use of recycled numbers was alleged to have resulted in certain accounts not having a complete review for Client Identification Purposes. WFA and WFA FiNet neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine. The fine has been paid and the matter is fully resolved.

MUTUAL FUND SALES CHARGE WAIVERS On July 6, 2015, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning application of mutual fund sales charge waivers. FINRA alleged WFA and FiNet did not reasonably supervise the application of sales charge waivers for eligible mutual fund purchases in certain retirement and charitable organization accounts. WFA and FiNet neither admitted nor denied FINRA’s findings and agreed to censure and to provide remediation to eligible clients. Due to WFA and FiNet’s self-report of the issue and cooperation, FINRA assessed no fine. WFA and FiNet agreed to pay an estimated $15 million in restitution, including interest, to affected customers.

FINRA/NASDAQ REPORTING SETTLEMENTS From time to time Wells Fargo broker-dealers resolve technical trade reporting issues relating to timing and other data elements with FINRA/NASDAQ involving small numbers of trades processed by the firms. Resolutions of this type during the relevant period included fines of less than $100,000 each.

STATE OF NEW HAMPSHIRE SETTLEMENT Wells Fargo Advisors Financial Network (WFAFN) entered into a Consent Order with the State of New Hampshire on February 12, 2016 relative to due diligence concerning two customer accounts. WFAFN agreed to pay a total of $32,000 to the clients and $3,000 to the state.

LARGE OPTION POSITION REPORTING On October 13, 2016, First Clearing, LLC entered into settlement agreements with NYSE Arca, Inc. and the Chicago Board Options Exchange, Inc., without admitting or denying the allegations that it inaccurately reported position effective dates and customer name and address information for its introducing firms and failed to provide introducing firms with reasonable systems and processes for identifying accounts acting in concert. First Clearing agreed to pay a $375,000 fine to each Exchange ($750,000 total).

BOOKS & RECORDS RETENTION On December 21, 2016, FINRA announced a settlement with Wells Fargo Advisors, LLC, First Clearing, LLC, Wells Fargo Advisors Financial Network, LLC, Wells Fargo Securities LLC and Wells Fargo Prime Services LLC for alleged violations of certain record retention and supervisory provisions by failing to maintain electronically stored required records in a non-erasable and non-rewritable format. The firms neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine by the first three firms above (jointly), and a $4 million fine by the final two firms above (jointly). The fines have been paid. The firms also agreed to an undertaking to review, adopt and implement policies and procedures reasonably designed to comply with books and records rules.

STATE OF MISSOURI SETTLEMENT – On February 16, 2017, A.G. Edwards (k/n/a Wells Fargo Clearing Services, LLC) entered into a Consent Order with the State of Missouri. The action involved a Missouri Resident’s claim that his ex-wife misappropriated over $300,000 out of his IRA account during the period between August 2001 and July 2007, and the State of Missouri alleged a failure by the firm to supervise the completeness and accuracy of the early IRA distribution forms associated with the withdrawals. Without admitting or denying liability, the firm consented to a censure and agreed to pay $25,672.17 to the Missouri Secretary of State’s Investor Education Fund to fully resolve the matter.

POSSESSION AND CONTROL OF ALTERNATIVE INVESTMENTS On November 22, 2016 First Clearing LLC entered into a settlement agreement with FINRA without admitting or denying the allegations that the firm failed to collect no-lien letters from investment sponsors, reconcile customer positions and afford the proper regulatory accounting treatment for positions held at the sponsor in First Clearing IRA accounts. First Clearing agreed to pay a fine of $750,000.

CONSOLIDATED REPORTS On December 5, 2016 Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC) entered into a settlement agreement with FINRA without admitting or denying the allegations that the Firm failed to establish maintain and enforce a reasonable supervisory system for the use of consolidated reports generated by financial advisors.. Wells Fargo Clearing Services, LLC agreed to pay a fine of $1,000,000.

FINRA SETTLEMENT On May 16, 2017, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC concerning unsuitable recommendations and supervisory failures relative to sales of certain non-traditional exchange traded products (ETPs) in violation of FINRA and NASD rules for the period July 1, 2010 to May 1, 2012. Without admitting or denying the findings, the firms accepted a censure and agreed to restitution to certain clients totaling $3,411,478.78.

FINRA SETTLEMENT On June 21, 2017, Wells Fargo Securities, LLC entered into a settlement agreement with FINRA without admitting or denying the allegations of improper reporting of conventional over-the-counter option positions under FINRA large option position reporting rules. The firm consented to a censure, payment of a $3.25 million fine, and an undertaking to review its supervisory systems related to large options position reporting.

SEC ORDER - On November 13, 2017, the SEC announced that Wells Fargo Advisors, LLC agreed to settle charges that it violated Section 17(a) of the Securities Exchange Act of 1934 and Rule 17a-8 by failing to file and timely file Suspicious Activity Reports between approximately March 2012 and June 2013. Without admitting or denying the allegations, the firm agreed to a cease and desist order, a censure, and a civil penalty of $3,500,000. Wells Fargo Advisors also agreed to voluntarily undertake a review and update of its policies and procedures and develop and conduct additional training.

NOTE: In addition to the above matters, certain of Wells Fargo & Company’s affiliates, including Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC), Wells Fargo Securities, LLC, Wells Fargo Advisors Financial Network, LLC and First Clearing, LLC, have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in each entity’s Form BD as filed with the Securities and Exchange Commission and in other regulatory reports, which descriptions are hereby incorporated by reference.